

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2026

Adam Laponis
Chief Financial Officer
Twist Bioscience Corporation
681 Gateway Blvd
South San Francisco, CA 94080

     Re: Twist Bioscience Corporation
          Form 10-K for Fiscal Year Ended September 30, 2025
          File No. 001-38720

Dear Adam Laponis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences